PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 22, 1999


                                  EVERCEL, INC.

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     During the period  (the  "Rights  Offering  Period")  from the  issuance by
Evercel, Inc. (the "Company") of transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of Common Stock, $.01 par value ("Common Stock"), of the Company (the "Rights Offering") through 5:00 p.m., Eastern time, on March 22, 1999, stockholders of the Company validly exercised Rights to purchase a total of 921,915 shares of Common Stock in the Rights Offering. Subject to the terms of the Standby Underwriting Agreement dated February 19, 1999, between the Company and the Underwriters, 466,941 shares of Common Stock not subscribed for in the Rights Offering will be purchased by the Underwriters at the price of $6.00 per share and the Underwriters are offering to sell such shares to the public at such price.

         The Underwriters have advised the Company that, during the Rights Offering Period, they purchased 110,800 Rights in the open market at prices ranging from $.05 to $.25 per Right.

         The Common Stock of the Company is listed for quotation on the Nasdaq SmallCap Market under the symbol "EVRC" and the Boston Stock Exchange under the symbol "EVL".

         On March 22, 1999 the Board of Directors of the Company appointed Robert L. Kanode as the President and Chief Executive Officer of the Company. Mr. Kanode joins the Company from Varta Batteries Inc., a subsidiary of Varta AG (Hanover, Germany), where he has served as President since 1996 and where he was Vice President of Sales and Marketing during 1996. Prior to his position at Varta, Mr. Kanode held various positions at IBM since 1981, including positions on the IBM ThinkPad team, from 1991 through 1996.











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          The date of this Prospectus Supplement is April 9, 1999.